                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. )1

                             WAXMAN INDUSTRIES INC.
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                                (Name of issuer)

                 CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
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                         (Title of Class of Securities)

                                    944124106
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                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                September 9, 2003
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             (Date of Event Which Requires Filing of This Statement)

            If the filing  person has  previously  filed a statement on Schedule
13G to report the acquisition  which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the
following box |X|.

            Note.  Schedules  filed  in  paper  format  shall  include  a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 10 Pages)

--------
1           The remainder of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the  purpose  of  Section 18 of the  Securities
Exchange Act of 1934 or otherwise  subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however,  see the Notes).

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CUSIP No. 944124106                   13D                    Page 2 of 10 Pages
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================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Larry Callahan
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     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) |X|

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     3         SEC USE ONLY

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     4         SOURCE OF FUNDS*

                     PF
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     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEM 2(d) or 2(e)                                          / /

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     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     United States
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  NUMBER OF        7      SOLE VOTING POWER
   SHARES
 BENEFICIALLY                   239,265 shares (1)
  OWNED BY     -----------------------------------------------------------------
    EACH           8      SHARED VOTING POWER
  REPORTING
 PERSON WITH                    13,000 (2)
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                239,265 shares (1)
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                13,000 (2)
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     252,265 shares (3)
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     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*(4)                                            |X|
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     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     25.1%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

(1)         Includes  229,965  shares  of Class A common  stock,  $.01 par value
            ("Common Stock"), of Waxman Industries,  Inc. (the "Issuer") held by
            Mr.  Callahan,  111,165  of  which  are held in Mr.  Callahan's  IRA account  whose  investment  decisions  are  controlled  by him. Also includes 9,300 shares of Common Stock held by Mr.  Callahan's  minor children.  Mr. Callahan disclaims beneficial ownership of the shares of Common Stock held by his children.

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CUSIP No. 944124106                   13D                    Page 3 of 10 Pages
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(2)         Includes 13,000 shares of Common Stock held by the IRA account of
            Terri Callahan, Mr. Callahan's spouse ("Mrs. Callahan"), of which
            Mr. Callahan may be deemed to have beneficial ownership. Mr.
            Callahan disclaims beneficial ownership of the shares of Common
            Stock held by Mrs. Callahan.

(3)         Includes the 229,265  shares of Common  Stock held by Mr.  Callahan, both  directly and through his IRA account;  13,000 shares of Common
            Stock held by the IRA account of Mrs. Callahan;  and 9,300 shares of
            Common Stock held by Mr.  Callahan's  minor  children.  Mr. Callahan disclaims beneficial ownership of the shares of Common Stock held by his children and Mrs. Callahan.

(4)         Excludes  any  shares  owned  by  Huntleigh  Securities  Corporation
            ("Huntleigh"),  Mr. Callahan's  employer,  as Mr. Callahan is not an officer,  director or shareholder of Huntleigh and does not have any voting or dispositive power over such shares,  nor does Mr. Callahan have any agreements or understandings with Huntleigh relating to its investment in the Issuer.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 944124106                   13D                    Page 4 of 10 Pages
---------------------                                       --------------------

                                  SCHEDULE 13D
                                  ------------

            This  Statement  is being filed by Larry  Callahan  (the  "Reporting
Person"), relating to shares of Class A Common Stock of Waxman Industries, Inc., a Delaware corporation (the "Issuer").

Item 1.     Security and Issuer
            -------------------

            This statement  relates to the shares of Series A Common Stock,  par value $0.01 per share (the "Common  Stock"),  of Waxman  Industries,  Inc.  (the
"Issuer").  The principal  executive  offices of the Issuer are located at 24460
Aurora Road, Bedford Heights, Ohio 44146.

Item 2.     Identity and Background
            -----------------------

            (a)  This  Statement  is filed by  Larry  Callahan  (the  "Reporting
Person").

            (b) The principal  place of business of the Reporting  Person is c/o
Huntleigh  Securities  ("Huntleigh"),  7800 Forsyth,  5th Floor, Saint Louis, MO
63105.

            (c) The present principal occupation of the Reporting Person is as a
Registered  Representative  of Huntleigh.  Huntleigh is located at 7800 Forsyth,
5th Floor, Saint Louis, MO 63105.

            (d)  During the last five (5) years,  the  Reporting  Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) During the last five years,  the Reporting Person has not been a party to a civil  proceeding of a judicial or  administrative  body of competent jurisdiction,  where, as a result of such  proceeding,  the Reporting  Person is not, and was not during the last five (5) years,  subject to a judgment,  decree or final order  enjoining  future  violations  of, or  prohibiting  or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

            (f) The Reporting Person is a citizen of the United States.

Item 3.     Source and Amount of Funds
            --------------------------

            The  total  amount  of funds  required  by the  Reporting  Person to acquire the 30,000  shares of Common  Stock  purchased  on September 9, 2003 was
$113,100  (inclusive  of brokerage  commissions).  The source of these funds was personal funds of the Reporting Person.

            Prior to the Reporting  Person's  acquisition  on September 9, 2003, the Reporting  Person had purchased  199,965  shares of Common Stock for his own account for a total amount of $556,000.69 (inclusive of brokerage  commissions).
The 13,000  shares held by Mrs.  Callahan  were acquired at a cost of $50,608.00 and the 9,300 shares held by the Reporting Person's minor children were acquired at a cost of $34,387.20 (both inclusive of brokerage commissions).

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CUSIP No. 944124106                   13D                    Page 5 of 10 Pages
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Item 4.     Purpose of the Transaction
            --------------------------

            The  Reporting  Person  purchased  the  Common  Stock  based  on the
Reporting  Person's  belief that the Common  Stock at current  market  prices is undervalued and represents an attractive investment opportunity.  Depending upon overall  market  conditions,  other  investment  opportunities  available to the
Reporting Person, and the availability of Common Stock at prices that would make the purchase of  additional  shares of Common  Stock  desirable,  the  Reporting
Person may endeavor to increase his position in the Issuer through,  among other things,  the purchase of shares of Common Stock on the open market or in private transactions  or  otherwise,  on such terms and at such  times as the  Reporting
Person may deem advisable.

            On October 1, 2003, the Reporting  Person  delivered a letter to the
Issuer,  a copy of which is  attached  as Exhibit 1 hereto and  incorporated  by reference  (the  "Letter").  In  the  Letter,  the  Reporting  Person  expressed disappointment relating to the Issuer's corporate structure on shareholder value and corporate  accountability.  The Reporting Person proposes in the Letter that management either (i) make certain changes to corporate  policies  regarding its two disparate  classes of common stock,  or (ii)  deregister the Issuer's Common
Stock and go private.

            The  Reporting  Person  does not have any  present  plan or proposal which would relate to or result in any of the matters set forth in subparagraphs
(a) - (j) of Item 4 of Schedule 13D except as set forth herein and in the Letter or such as would occur upon  completion of any of the actions  discussed  above.
The  Reporting  Person  intends  to review  its  investment  in the  Issuer on a continuing  basis and engage in  discussions  with  management  and the Board of
Directors of the Issuer concerning the business,  operations and future plans of the Issuer.  Depending on various factors  including,  without  limitation,  the
Issuer's  financial  position and investment  strategy,  the price levels of the
Common Stock,  conditions  in the  securities  markets and general  economic and industry  conditions,  the Reporting  Person may in the future take such actions with respect to its investment in the Issuer as it deems appropriate  including, without limitation, seeking Board representation, making proposals to the Issuer
concerning  the  capitalization   and  operations  of  the  Issuer,   purchasing
additional  shares of Common Stock,  selling some or all of its shares of Common
Stock or changing its intention with respect to any and all matters  referred to in this Item 4.

Item 5.     Interest in Securities of the Issuer
            ------------------------------------

            (a) The aggregate  percentage of shares of Common Stock  reported to be owned by the Reporting  Person is based upon 1,003,990 shares of Common Stock outstanding as of August 20, 2003 based upon the Issuer's  Annual Report on Form
10-K filed with the Securities and Exchange Commission on September 3, 2003.

            As of September 9, 2003,  the Reporting  Person  beneficially  owned
229,965  shares of Common  Stock  (111,165  of which are held in his IRA account whose  investment  decisions are controlled by him)  representing  approximately
22.9% of the issued and outstanding  Common Stock of the Issuer. The IRA Account of Terri Callahan, the Reporting Person's spouse ("Mrs. Callahan"), holds 13,000 shares of Common Stock,  and the Reporting  Person's  minor  children hold 9,300 shares of Common Stock. When the Reporting Person's holdings are aggregated with

---------------------                                       --------------------
CUSIP No. 944124106                   13D                    Page 6 of 10 Pages
---------------------                                       --------------------

the holdings of Mrs. Callahan and the Reporting  Person's minor children,  as of
September 9, 2003, together they hold a total of 252,265 shares of Common Stock, representing  approximately  25.1% of the issued and outstanding Common Stock of the Issuer.  However, the Reporting Person disclaims beneficial ownership of the shares held by Mrs. Callahan and the Reporting Person's minor children.

            (b) The  Reporting  Person has the sole power to vote and dispose of the 229,965  shares of Common Stock owned by the Reporting  Person and the 9,300 shares of Common Stock owned by the Reporting  Person's minor children  reported in this Statement.

            The  Reporting  Person has shared  power to vote and  dispose of the
13,000 shares of Common Stock held by Mrs. Callahan.

            Mrs.  Callahan's  full name is Terri  Callahan.  Her  address is 600
Ashmont Drive,  St. Louis, MO 63132, and she is not currently  employed.  During the last five (5) years,  Mrs. Callahan has neither been convicted in a criminal proceeding  (excluding traffic violations or similar  misdemeanors),  nor been a party to a civil  proceeding of a judicial or  administrative  body of competent jurisdiction  where, as a result of such proceeding,  Mrs.  Callahan is not, and was not during the last five (5) years,  subject to a judgment,  decree or final order  enjoining  future  violations of, or prohibiting or mandating  activities subject  to,  Federal or State  securities  laws or finding any  violation  with respect to such laws. Mrs. Callahan is a citizen of the United States.

(c) The transactions in the Issuer's securities by the Reporting Person, effected on the open market, during the last sixty days are as follows:

Transaction Date      Buy/Sell      Quantity (Shares)       Price per Share ($)
----------------      --------      -----------------       -------------------

9/09/03               Buy                  30,000                 $3.75

            (d) Other than with  respect  to Mrs.  Callahan's  13,000  shares of
Common  Stock,  no person other than the  Reporting  Person is known to have the right to  receive,  or the power to direct the  receipt of  dividends  from,  or proceeds from the sale of, such shares of Common Stock.

            (e) Not Applicable.

Item 6.     Contracts, Arrangements, Understandings or Relationships with
            Respect to Securities of the Issuer
            -------------------------------------------------------------

            Other than as described herein, there are no contracts, arrangements or  understandings  between  the  Reporting  Person and any other  person,  with respect to the securities of the Issuer.

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CUSIP No. 944124106                   13D                    Page 7 of 10 Pages
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Item 7.     Material to be Filed as Exhibits
            --------------------------------

Exhibit 1   Letter  from  Larry  Callahan  to Melvin and  Armond  Waxman,  dated
            October 1, 2003.

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CUSIP No. 944124106                   13D                    Page 8 of 10 Pages
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                                   SIGNATURES
                                   ----------

            After reasonable inquiry and to the best of my knowledge and belief,
I certify that the information set forth in this statement is true, complete and correct.

Dated: October 1, 2003

                                                /s/ Larry Callahan
                                                ------------------
                                                Larry Callahan

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CUSIP No. 944124106                   13D                    Page 9 of 10 Pages
---------------------                                       --------------------

                                    EXHIBIT I

                                                                  Larry Callahan
                                                               600 Ashmont Drive
                                                              Olivette, MO 63132

October 1, 2003

Melvin and Armond Waxman
Waxman Industries
24460 Aurora Road
Bedford Heights, OH 44146

Dear Sirs:

It is my  understanding  that I am the  largest  non-affiliated  shareholder  of
Waxman  Industries  Inc.  (the  "Company") by virtue of holdings of over 250,000 shares of the  Company's  class A common  stock,  par value  $.01 (the  "Class A
Stock")  amongst  myself  and  members  of  my  immediate  family,  representing approximately  25% of the outstanding Class A Stock. I am writing this letter to try to engage you and the Board of Directors  in  discussions  directed  towards enhancing shareholder value. Currently,  the Company is structured with insiders consisting of your family members (who are also heavily represented on the Board of Directors and management) holding almost 90% of the Class B Common Stock, par value  $.01 per share (the  "Class B Stock"),  with a  supermajority  vote,  and outside  shareholders  holding the  majority of the Class A Stock,  with one (1)
vote per share. I believe that this structure has resulted in a situation  which violates principles of corporate accountability, and is far from optimal for all parties involved. It has acted as a means of entrenchment and resulted in a lack of accountability of the Board of Directors to all shareholders.

I propose  that the  Company  revise its  corporate  structure  to more  closely resemble most publicly traded  companies in the U.S., by eliminating two classes of stock.  We believe this step in and of itself will insure that the  Company's stock trades at a level  closer to its  tangible  equity per share of almost $18 dollars per share  versus the current  price of $4.50 per share.  This will also make the Board  accountable to all  stockholders  since  shareholders of Class A
Stock will be truly  involved in decision  making.  The Company should also take productive  steps to  immediately  enhance  value.  Steps that could be taken to achieve these results include:  (a) restructuring  compensation of management to emphasize  options  to  purchase  Class A Stock  in lieu of  salary  and  bonus, allowing  the  Company  to pay down debt and  align  management  interests  more closely to the market  price of the stock;  (b)  cancellation  of the  Company's split-dollar life insurance  policies (payment of premiums of which is currently suspended),  which basically constitutes a loan to insiders, in violation of the principles of the Sarbanes-Oxley  Act; and (c) upon the consummation of the sale of the Taichung,  Taiwan property,  using the proceeds to pay down debt, to more quickly utilize net operating  losses, or to carry out aggressive stock buybacks

---------------------                                       --------------------
CUSIP No. 944124106                   13D                    Page 10 of 10 Pages
---------------------                                       --------------------

of the Class A Stock to boost  earnings  per share and to narrow the gap between book value and market price.

In the  absence of  management  taking  these  alternative  steps which would be beneficial  to all  stakeholders  -  especially  management - I propose that the company take the steps  necessary to deregister  the Series A Stock and take the
Company  private.  This  would  allow the Waxman  family to  greatly  reduce SEC reporting costs and to run the company as it sees fit without any conflicts with holders of Class A Stock.

I am  prepared  and  willing to be of any  assistance  possible  in helping  the
Company move in either  direction  proposed above - either fully publicly traded and responsive to the requirements of having outside shareholders,  or partially or fully private so that the Waxman  family can save what has been  estimated at well over $1 million  per year in public  company  costs  including  board fees, audit fees,  liability  insurance  and SEC filing  costs.  I feel that either of these two stated directions would be extremely  beneficial to all parties,  even if a  going-private  transaction  were done at a small  fraction  of actual book value.  Under a fully  private  scenario,  given the new tax law with  regard to dividend taxation,  management would benefit from the receipt of compensation in the form of dividends taxed at 15%, which would exceed management's  traditional salary and bonus compensation.

I am  convinced  that the new  Sarbanes-Oxley  legislation,  as well as recently enacted  tax laws  regarding  dividends,  give a true  sense of  urgency  to the serious  examination of and action on my proposals.  The truly wrong thing to do is nothing since all parties involved will be forgoing significant real benefits solely as a result of inertia.

                                                Sincerely,

                                                /s/ Larry Callahan
                                                ------------------
                                                Larry Callahan

cc:  Laurence  Waxman,   Judy  Robins,   Irving  Friedman,   John  Peters,  Mark
Reichenbaum, Todd Waxman, Mark Wester, Michael Pendry, Kenneth Robins